UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. __)*
Under the Securities Exchange Act of 1934
Macatawa Bank Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
5542254102

(CUSIP Number)
3133 Orchard Vista Dr.
Grand Rapids, Michigan 49546
(616) 942-3267

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 23, 2010

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	5542254102

1	NAMES OF REPORTING PERSONS White Bay Capital, LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,234,636 shares (Conversion into Common Stock is subject to 9.9% restriction)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,234,636 share (Conversion into Common Stock is subject to 9.9% restriction)

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,234,636 shares (Conversion into Common Stock is subject to 9.9% restriction)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

Page 2 of 8 pages

CUSIP No.	5542254102

1	NAMES OF REPORTING PERSONS Stephen A. Van Andel 2009 WBC Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,234,636 shares (Conversion into Common Stock is subject to 9.9% restriction)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,234,636 share (Conversion into Common Stock is subject to 9.9% restriction)

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,234,636 shares (Conversion into Common Stock is subject to 9.9% restriction)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 3 of 8 pages

CUSIP No.	5542254102

1	NAMES OF REPORTING PERSONS Stephen A. Van Andel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,234,636 shares (Conversion into Common Stock is subject to 9.9% restriction)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,234,636 shares (Conversion into Common Stock is subject to 9.9% restriction)

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,234,636 shares (Conversion into Common Stock is subject to 9.9% restriction)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 4 of 8 pages

CUSIP No.	5542254102
Item 1. Security and Issuer.
     This statement relates to shares of Series A Noncumulative Convertible Perpetual Preferred Stock (the “Preferred Shares”) of Macatawa Bank Corporation (the “Issuer”). The principal executive office of the Issuer is located at 10753 Macatawa Drive, Holland, Michigan 49424.
Item 2. Identity and Background.
     (a) This statement is being jointly filed by White Bay Capital, LLLP, a Delaware limited liability limited partnership, the Stephen A. Van Andel 2009 WBC Trust and Stephen A. Van Andel, each of which is referred to herein as a “Reporting Person” or collectively as the “Reporting Persons”. This Schedule 13D relates to Preferred Shares held by White Bay Capital, LLLP. The Stephen A. Van Andel 2009 WBC Trust (the “Trust”) is the general partner of White Bay Capital, LLLP, and Stephen A. Van Andel is the sole trustee of the Trust. The Reporting Persons may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by the Reporting Persons that a “group” exists.
     (b) The business address of each of the Reporting Persons is 3133 Orchard Vista Dr, Grand Rapids, Michigan 49546.
     (c) The principal business of White Bay Capital, LLLP is to invest in securities. Mr. Van Andel is the Chairman of Amway Corporation, a worldwide leader in direct selling with its principal address at 5101 Spaulding Plaza, Ada, Michigan 49355-0001.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.
     (e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. Van Andel is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     On December 23, 2010, as part of an organizational restructuring, White Bay Capital, LLC, a Michigan limited liability company, merged with and into White Bay Capital, LLLP with White Bay Capital, LLLP as the surviving entity. In connection with the consummation of the merger, White Bay Capital, LLLP acquired all 20,000 Preferred Shares held by White Bay Capital, LLC. White Bay Capital, LLC originally acquired the 20,000 Preferred Shares pursuant to a Subscription and Purchase Agreement dated October 31, 2008 with the Issuer for a total purchase price of $20,000,000.

Page 5 of 8 pages

CUSIP No.	5542254102
Item 4. Purpose of Transaction.
     The purpose of this Schedule 13D is to report the transaction described in Item 3 above. In addition, pursuant to the terms of a Board Representation Agreement dated November 5, 2008 (the “Board Representation Agreement”), White Bay (or its designees) has the right to appoint one member to the board of directors of the Issuer. Under the Board Representation Agreement with White Bay, the Board of Directors of the Issuer has agreed to take all action necessary to cause Mark Bugge, the designee of White Bay, to be elected to the Board of Directors of the Issuer. The Issuer has further agreed to cause Mr. Bugge to be elected and maintained as a member of the Board of Directors of Macatawa Bank, a Michigan banking corporation and wholly owned subsidiary of the Issuer.
     Other than with respect to (i) the potential exercise of its right to appoint a member to the board of directors of the Issuer as described above (and the potential rights of any such appointees as a member of the Issuer’s board of directors on matters presented to the Issuer’s board of directors from time to time) and (ii) the potential exercise of its voting rights on matters presented to the Issuer’s shareholders from time to time, the Reporting Persons have no definitive present plans or proposals which will relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer’s capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.
     Additionally, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider the matters described in Items (a) — (j) of the Instructions to Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.
Item 5. Interest in Securities of the Issuer.
(a)	The Reporting Persons beneficially own 2,234,636 shares of the Common Stock of the Issuer pursuant to their ownership of 20,000 Preferred Shares of the Issuer, which are convertible into shares of Common Stock of the Issuer.

The Reporting Persons’ beneficial ownership represents 9.9% of the issued and outstanding shares of the Issuer’s Common Stock. This percentage is based on limitations set forth in the Certificate of Designations for the Preferred Shares. Pursuant to these limitations, White Bay Capital, LLLP, as successor in interest to White Bay Capital, LLC, will not be

Page 6 of 8 pages

CUSIP No.	5542254102
permitted to receive Common Stock of the Issuer upon conversion of its Preferred Shares to the extent such conversion would cause White Bay Capital, LLLP to beneficially own more than 9.9% of the Issuer’s Common Stock outstanding at such time.
(b)	The Reporting Persons have the sole power to vote and dispose of the stock reported pursuant to paragraph (a).

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Pursuant to the terms of a Board Representation Agreement dated November 5, 2008 (the “Board Representation Agreement”), White Bay Capital, LLLP, as successor in interest to White Bay Capital, LLC, (or its designees) has the right to appoint one member to the board of directors of the Issuer. Under the Board Representation Agreement, the Board of Directors of the Issuer agreed to take all action necessary to cause Mark Bugge, the designee of White Bay Capital, LLC, to be elected to the Board of Directors of the Issuer. The Issuer has further agreed to cause Mr. Bugge to be elected and maintained as a member of the Board of Directors of Macatawa Bank, a Michigan banking corporation and wholly owned subsidiary of the Issuer.
     Except as described above and under Item 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
Exhibits
1	Joint Filing Agreement dated December 30, 2010 by and among White Bay Capital, LLLP, the Stephen A. Van Andel 2009 WBC Trust and Stephen A. Van Andel.

2	Board Representation Agreement dated November 5, 2008 between Macatawa Bank Corporation and White Bay Capital, LLLP, as successor in interest to White Bay Capital, LLC (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed November 5, 2008).

Page 7 of 8 pages

CUSIP No.	5542254102
SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 30, 2010

White Bay Capital, LLLP
By:	Stephen A. Van Andel 2009 WBC Trust, its general partner

By:	/s/ Stephen A. Van Andel
	Name:	Stephen A. Van Andel
	Title:	Trustee

Stephen A. Van Andel 2009 WBC Trust
By:	/s/ Stephen A. Van Andel
	Name:	Stephen A. Van Andel
	Title:	Trustee

/s/ Stephen A. Van Andel
Name: Stephen A. Van Andel

ACTIVE.8619587.2

Page 8 of 8 pages